FOURTH AMENDMENT TO

FUND PARTICIPANT AGREEMENT

This Amendment to the Fund Participant Agreement (“Amendment”) is effective as of June 1, 2013 by and among BlackRock Variable Series Funds, Inc., BlackRock Investments, LLC, and Pacific Life Insurance Company (“Company”).

WHEREAS, the parties or their predecessors entered into a Fund Participation Agreement dated February 4, 2005, as amended (the “Agreement”); and

WHEREAS, the parties desire to amend the Agreement to incorporate certain trading provisions contained within the Amendment.

NOW, THEREFORE, in consideration of the promises, covenants and agreements contained herein and for other good and valuable consideration, the receipt of which is hereby acknowledged, the parties agree as follows:

1.	Amendments. The Agreement is amended to add a new sub-section 1.12 as provided below.

1.12 Fund/SERV Transactions. If the parties choose to use the National Securities Clearing Corporation’s Mutual Fund Settlement, Entry and Registration Verification (“Fund/SERV”) system, the following provisions will apply and will supersede any conflicting provisions in the Agreement.

The Company, the Underwriter and the Fund or its designee will each be bound by the rules of the National Securities Clearing Corporation (“NSCC”) and the terms of any NSCC agreement filed by it with the NSCC. Without limiting the generality of the following provisions of this section, the Company, the Underwriter and the Fund or its designee will each perform any and all duties, functions, procedures and responsibilities assigned to it and as otherwise established by the NSCC applicable to Fund/SERV, the Mutual Fund Profile Service, the Networking Matrix Level utilized or any other relevant NSCC service or system (collectively, the “NSCC Systems”).

Any information transmitted through the NSCC Systems by any party to the other and pursuant to this Agreement will be accurate, complete, and in the format prescribed by the NSCC. Each party will adopt, implement and maintain procedures reasonably designed to ensure the accuracy of all transmissions through the NSCC Systems and to limit the access to, and the inputting of data into, the NSCC Systems to persons specifically authorized by such party.

The Company shall communicate to the Fund or its designee by Fund/SERV, the net aggregate purchase or redemption orders (if any) for each Account received by Market Close on such Business Day (the “Trade Date”) no later than 7:00 a.m. Eastern Time (or such other time as may be agreed by the parties from time to time) on the Business Day following the Trade Date. All orders received by the Company after Market Close on a Business Day shall not be transmitted to NSCC prior to the following Business Day. The Fund or its designee shall treat all trades communicated to the Fund or its designee in accordance with this provision as if received prior to Market Close of Trading on the Trade Date.

All orders are subject to acceptance by the Fund or its designee and become effective only upon confirmation by the Fund or its designee. Upon confirmation, the Fund or its designee will verify total purchases and redemptions and the closing share position for each Account. In the case of delayed settlement, the Fund or its designee shall make arrangements for the settlement of redemptions by wire no later than the time permitted for settlement of redemption orders by the 1940 Act. Unless otherwise informed in writing, such redemption wires should be sent using the current wire instructions provided by Company.

Any corrections to a Portfolio’s net asset value for the prior Trade Date (as hereinafter defined) will be submitted through the Mutual Fund Profile with the correct net asset value and applicable date. If the corrections are dated later than Trade Date plus one, an electronic transmission should be sent in addition to the Mutual Fund Profile submission.

2.	Definitions. All capitalized terms not otherwise defined herein shall have the meanings set forth in the Agreement.

3.	Continuing Provisions of the Agreement. Except as otherwise specifically set forth in this Amendment, all other terms of the Agreement shall remain unchanged and continue in full force and effect.

4.

Counterparts Signatures. This Amendment may be executed in two or more counterparts with the same effect as if the parties had all signed the same document. All counterparts shall be construed together and shall constitute one agreement.

IN WITNESS WHEREOF, the parties have caused this Amendment to be executed and delivered as of the dated first written above by their duly authorized representatives.

BlackRock Investments, LLC By: /s/ Lisa Hill Name: Lisa Hill Title: Managing Director Date: May 30, 2013	Pacific Life Insurance Company By: /s/ Anthony J. Dufault Name: Anthony J. Dufault Title: Assistant Vice President Date: 5/21/13
BlackRock Variable Series Funds, Inc. By: /s/ Brenden Kyne Name: Brenden Kyne Title: Managing Director Date: May 30, 2013	By: /s/ Brandon J. Cage Name: Brandon J. Cage Title: Assistant Secretary Date: 5/21/13

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